Exhibit 21.1
JETBLUE AIRWAYS CORPORATION
LIST OF SUBSIDIARIES
As of December 31, 2023

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
BlueBermuda Insurance, LTD	Bermuda
JetBlue Technology Ventures, L.L.C.	Delaware
JBTP, LLC	Delaware
Troupe, Inc.	Delaware
Sundown Acquisition Corp.	Delaware
JetBlue Cayman 1, Ltd.	Cayman Islands
JetBlue Cayman 2, Ltd.	Cayman Islands
JetBlue Loyalty, Ltd.	Cayman Islands
JetBlue Brand, Ltd.	Cayman Islands